Haynsworth Sinkler Boyd, P.A.
                         Attorneys and Counselors at Law


                          1201 MAIN STREET, 22ND FLOOR
                                  (29201-3226)
                       POST OFFICE BOX 11889 (29211-1889)
                            COLUMBIA, SOUTH CAROLINA
                             TELEPHONE 803.779.3080
                             FACSIMILE 803.765.1243
                           WEBSITE www.hsblawfirm.com

                               GEORGE S. KING, JR.
                        DIRECT DIAL NUMBER (803) 540-7818
                           EMAIL gking@hsblawfirm.com


                                December 15, 2008
VIA FACSIMILE

Justin Dobbie, Esquire
Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

                    Re:   Community First  Bancorporation
                           Preliminary Proxy Statement on Schedule 14A
                           File No. 000-29640
                           Filed December 9, 2008

Dear Mr. Dobbie:

         Attached are the proposed changes to the above referenced proxy statement to address the comments you communicated to me orally last week. The attached copy is marked to show the changes made since the filing. The attached copy also includes an unmarked version of the pro forma financial statements which may be more easily read than the marked copy.

         I have reproduced the substance of your comments below along with the Company's response:

         Please state the Company's intent with respect to which program (public company or non-public company) intends to participate in or, if the Company does not know which program, revise to fully disclose the pro forma effects of participating in each program.

         Response: A sentence has been added to the first paragraph under the caption "Description of Capital Stock and Capital Purchase Program - Proposed Issuance of Senior Preferred Stock" beginning on page 10 of the attached copy which indicates that the Company applied after the deadline for the public company program and currently plans to participate in the non-public company program.

         Please revise the pro forma balance sheet to show line items for the discount on the Senior Preferred Stock and the premium on the Warrant Preferred Stock and adjust the pro forma additional paid in capital accordingly.


         Response:  The pro forma balance sheet has been modified as requested.
         --------

Justin Dobbie, Esquire
December 15, 2008
Page 2



         Please add line items for the average number of shares outstanding, basic and diluted, to the pro forma statements of operations.

         Response:  The line items have been added.
         --------

         Please add footnotes to the pro forma statements of operations to describe the use of the proceeds from the sale of the preferred stock.

         Response:  The footnotes have been added.
         --------

         Please advise the staff supplementally how the discounts and premiums on the preferred stock were computed.

         Response:  Copies of the Excel spread sheets used are attached.
         --------

         Please let me know if you have further questions or comments. Thank you for your assistance.

                               Very truly yours,

                               s/George S. King, Jr.
                               ----------------------------------
                               George S. King, Jr.
GSK/pd

                         COMMUNITY FIRST BANCORPORATION
                             449 Highway 123 ByPass
                          Seneca, South Carolina 29678

Dear Shareholder:

         You are cordially invited to attend the Special Meeting of Shareholders of Community First Bancorporation to be held on Tuesday, January 27, 2009, 1:30 p.m. EST, at Community First Bank, 449 Highway 123 ByPass, Seneca, South Carolina 29678.

         This important meeting is being held for the following purposes:

         1. Creation of a New Class of Capital Stock. To vote on an amendment to our Articles of Incorporation to authorize the issuance of 10 million shares of preferred stock with such preferences, limitations and relative rights, within legal limits, of the class, or one or more series within the class, as are set by the Board of Directors.

         2. Other Business. To transact such other business as may properly come before the Special Meeting or any adjournment of the Special Meeting.


         The purpose of the amendment to our Articles of Incorporation is to increase the types of equity instruments we may use to raise capital, and to cause us to be eligible to participate in the U.S. Department of the Treasury's Capital Purchase Program under the Emergency Economic Stabilization Act of 2008. We are proposing the amendment because our Board of Directors has concluded, after careful consideration, that it is in the best interest of our Company for the Board of Directors to be given the authority to issue preferred stock with terms set by the Board of Directors on short notice, especially during periods of unsettled economic conditions such as national and international markets are currently experiencing. Although our current capital position continues to be strong, our Board of Directors believes that it is prudent to prepare for the possibility that a need for additional capital could arise unexpectedly. OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO OUR ARTICLES OF INCORPORATION. We encourage you to read carefully the Proxy Statement and attached appendices.


         Shareholders are or may be entitled to assert dissenters' rights under Chapter 13 of the South Carolina Business Corporation Act if: (i) you do not vote in favor of the proposed amendment to our Articles of Incorporation, (ii) you elect to dissent, and perfect your dissenters' rights, (iii) the amendment to our Articles of Incorporation is approved by our shareholders, and (iv) we make the required filing to amend our Articles of Incorporation. If you comply with the statutory requirements to perfect your dissenters' rights, you will be entitled to receive the "fair value" of your shares. A copy of Chapter 13 of the South Carolina Business Corporation Act is attached as Appendix A to the enclosed Proxy Statement. You must strictly comply with the requirements of Chapter 13 in order to exercise your dissenters' rights. Please read Chapter 13 of the South Carolina Business Corporation Act and the section entitled " Dissenters' Rights" beginning on page 4 of the Proxy Statement in their entirety for complete disclosure about your dissenters' rights. We encourage you not to exercise your dissenters' rights because doing so will reduce our capital, and would thus be contrary to the purpose of the amendment to our Articles of Incorporation, which is to facilitate our ability to raise capital. Should dissenters' rights be exercised for a substantial number of shares, our Board of Directors will make a judgment as to whether it is in our best interest to proceed with the amendment or abandon it.

         Your vote is very important. Whether or not you plan to attend the Special Meeting, please complete, date, sign and return your proxy, or such other document as your broker or other nominee instructs you to use if your shares are held in "street name," promptly in the enclosed pre-addressed, postage-paid envelope. If you are a record shareholder and attend the Special Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

         On behalf of our Board of Directors, I would like to express our appreciation for your continued loyal support of our Company.

                                   Sincerely,


December __, 2008                  Frederick D. Shepherd, Jr.
                                   President

                         Community First Bancorporation
                             449 Highway 123 ByPass
                          Seneca, South Carolina 29678

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

         NOTICE IS HEREBY GIVEN THAT a Special Meeting of the Shareholders of Community First Bancorporation will be held at the offices of Community First Bank at 449 Highway 123 ByPass, Seneca, South Carolina, on Tuesday, January 27, 2009, at 1:30 p.m., for the following purposes:

         (1) To vote on an amendment to our Articles of Incorporation to authorize the issuance of 10 million shares of preferred stock with such preferences, limitations and relative rights, within legal limits, of the class, or one or more series within the class, as are set by the Board of Directors; and

         (2) To act upon other such matters as may properly come before the meeting or any adjournment thereof.

         Only shareholders of record at the close of business on December 20, 2008, are entitled to notice of and to vote at the Special Meeting and any adjournment of the Special Meeting.

         Shareholders are or may be entitled to assert dissenters' rights under Chapter 13 of the South Carolina Business Corporation Act if: (i) you do not vote in favor of the proposed amendment to our Articles of Incorporation, (ii) you elect to dissent, and perfect your dissenters' rights, (iii) the amendment to our Articles of Incorporation is approved by our shareholders, and (iv) we make the required filing to amend our Articles of Incorporation. A copy of Chapter 13 of the South Carolina Business Corporation Act is attached as Appendix A to the enclosed Proxy Statement. You must strictly comply with the requirements of Chapter 13 in order to exercise your dissenters' rights. Please read Chapter 13 of the South Carolina Business Corporation Act and the section entitled " Dissenters' Rights" beginning on page 4 of the Proxy Statement in their entirety for complete disclosure about your dissenters' rights. We encourage you not to exercise your dissenters' rights because doing so will reduce our capital, and would thus be contrary to the purpose of the amendment to our Articles of Incorporation, which is to facilitate our ability to raise capital. Should dissenters' rights be exercised for a substantial number of shares, our Board of Directors will make a judgment as to whether it is in our best interest to proceed with the amendment or abandon it.

         You are cordially invited and urged to attend the Special Meeting in person. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY, OR SUCH OTHER DOCUMENT AS YOUR BROKER OR OTHER NOMINEE INSTRUCTS YOU TO USE IF YOUR SHARES ARE HELD IN "STREET NAME," IN THE ACCOMPANYING PRE-ADDRESSED, POSTAGE-PAID ENVELOPE. If you need assistance in completing your proxy, please call the Company at
(864) 886-0206. If you are the record owner of your shares and attend the Special Meeting and desire to revoke your proxy and vote in person, you may do so. In any event, a proxy may be revoked by the record owner of shares at any time before it is exercised by giving notice of revocation to our Corporate
Secretary, or by returning a properly executed proxy with a later date at or before the meeting. If your shares are held in "street name" by your broker, you must follow the instructions you will receive from your broker to change or revoke your proxy.

         We do not know of any other matters to be presented at the Special Meeting, but if other matters are properly presented, the persons named as proxy agents will vote on such matters in their discretion.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO AMEND OUR ARTICLES OF INCORPORATION PRESENTED ABOVE.

                                            By Order of the Board of Directors


December ____, 2008                         Frederick D. Shepherd, Jr.
                                            President

                         Community First Bancorporation
                             449 Highway 123 ByPass
                          Seneca, South Carolina 29678

               PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

         We are providing this Proxy Statement to our shareholders in connection with the solicitation of proxies by the Board of Directors of Community First Bancorporation for use at a Special Meeting of Shareholders to be held on Tuesday, January 27, 2009, at 1:30 p.m. at Community First Bank, 449 Highway 123 ByPass, Seneca, South Carolina, and at any adjournment or adjournments thereof. Throughout this Proxy Statement, we use terms such as "we," "us," "our," "our Company," and "the Company" to refer to Community First Bancorporation, and terms such as "you" and "your" to refer to our shareholders.

         A Notice of Special Meeting is attached to this Proxy Statement and a form of proxy is enclosed. We first began mailing this Proxy Statement to shareholders on or about ________________, 2008. We are paying the costs of this solicitation of proxies and other expenses associated with the Special Meeting of Shareholders. The only method of solicitation we currently plan to use, other than the mail, is personal contact, including by telephone, or other electronic means by our directors, officers and regular employees, who will not be specially compensated. We may, however, subsequently decide to use paid proxy solicitors if we determine it would be helpful to do so. We do not believe the cost of such solicitors would be significant. We intend to request that brokerage houses, nominees, fiduciaries and other custodians forward solicitation materials to beneficial owners of our common stock and obtain their voting instructions, if necessary, and we will reimburse them for their expenses.

                             PURPOSE OF THE MEETING

         The purpose of the Special Meeting of Shareholders is to vote on an amendment to our Articles of Incorporation to authorize the issuance of 10 million shares of preferred stock with such preferences, limitations and relative rights, within legal limits, of the class, or one or more series within the class, as are set by the Board of Directors, and to act upon such other matters as may properly come before the meeting or any adjournment thereof. We sometimes refer to the amendment to our Articles of Incorporation described above as the "Amendment."

Reasons for the Amendment

         Our existing Articles of Incorporation only allow us to issue one class of stock - common stock. We propose to amend the Articles of Incorporation to allow us to issue up to 10 million shares of preferred stock in addition to the 10 million shares of common stock already authorized by our Articles of Incorporation. If the Amendment is approved, our Board of Directors will be authorized to set the preferences, limitations and relative rights, within legal limits, of the class of preferred stock or one or more series within the class of preferred stock, and will have the authority to issue preferred stock at any time it deems it appropriate to do so.


         Amending our Articles of Incorporation to authorize the issuance of preferred stock will provide our Board of Directors with much greater flexibility in raising capital, which will enable us and our bank subsidiary to continue to meet our various capital requirements and to respond to unanticipated circumstances that could adversely affect our capital positions. Although we are currently well capitalized and have not experienced many of the problems currently besetting our industry, we face the challenges of a weak economy and real estate market. Accordingly, there can be no assurance that we will not have a need for additional capital in the future. Thus, our Board believes it is in our interest to be prepared to respond quickly to such situations should the need arise.

         Our timing for seeking to amend the Articles of Incorporation is occasioned by the U. S. Department of the Treasury's creation of a Capital Purchase Program under the authority of the recently enacted Emergency Economic Stabilization Act of 2008. The program permits eligible institutions to sell senior preferred stock to the Treasury. If we had a class of preferred stock, we would be eligible to participate in the program, which is why we are seeking approval of the Amendment at this time. The program outlines numerous requirements and conditions for the sale of the preferred stock, which are discussed in more detail under the caption "Description of Capital Stock and Capital Purchase Program - Proposed Issuance of Senior Preferred Stock" and "--Additional Terms of Participation in the Capital Purchase Program." The

Treasury has adopted two versions of the Capital Purchase Program, one of which applies to public companies and one of which applies to non-public companies. Although it is not completely clear from the Treasury's definition of the term "public company," we believe we would be deemed a non-public company. Included among the conditions to non-public company participation in the program is a condition that an application to sell the preferred stock be filed by December 8, 2008, which we have done, and that all required documentation be completed within 30 days after receiving preliminary approval. We do not know whether or when we will receive preliminary approval. Nevertheless, we believe approval of the proposed Amendment at the Special Meeting would allow us to meet the applicable deadline. Further information about the requirements of the program is discussed under the caption "Description of Capital Stock and Capital Purchase Program - Proposed Issuance of Senior Preferred Stock" and "--Additional Terms of Participation in the Capital Purchase Program."


         Although we have not made a final decision to participate in the program if the Amendment is approved, our Board of Directors currently believes that participation could be in our best interest. The additional capital that would be obtained by selling preferred stock to the Treasury would provide additional protection against an unanticipated event or series of events that might erode our capital to levels below regulatory requirements. If our capital were to erode to levels below regulatory requirements, we or our bank could be exposed to strenuous corrective measures, which could severely impair our ability to do business. Thus, although participation in the program will entail a level of cost, it may provide us with a desirable level of protection against a disastrous situation.

         We have no assurance that our application will be approved. The Treasury has not announced the criteria it will use in making its decision and our impact on the stability of the national economy is minimal. Fortunately, we do not presently need the capital for liquidity purposes or to support our current operations, and we do not believe we will need it in the next few years. Indeed, even if our application is approved, we could decide that the costs of having the capital are unreasonable in comparison to the benefit we will derive from having it in case it is ever useful.


         Whether or not we participate in the Capital Purchase Program, if the Amendment is approved and we file Articles of Amendment to our Articles of Incorporation, our Board of Directors will be authorized to issue preferred shares at any time it deems it appropriate to do so, and will be authorized to set the preferences, limitations and relative rights, within legal limits, of such stock.


         Our Board of Directors believes the Amendment is in the best interest of our Company, and unanimously recommends that you vote "FOR" the Amendment.

                                VOTING PROCEDURES

Quorum

         You are only entitled to notice of and to vote at the Special Meeting if you were a record shareholder of our common stock on December 20, 2008 (the "record date"). On that date, we had outstanding 3,394,873 shares of our common stock, no par value per share. Each share outstanding will be entitled to one vote upon each matter submitted at the meeting.

         A majority of the shares entitled to be voted at the Special Meeting constitutes a quorum. If a share is represented for any purpose at the Special Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for purposes of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" and shares that are not voted, including proxies submitted by brokers that are the record owners of shares (so-called "broker non-votes"), will be included in determining the number of votes present or represented at the Special Meeting.


         If a quorum is not present or represented at the meeting, the shareholders entitled to vote, present in person or represented by proxy, have the power to adjourn the meeting from time to time. If the meeting is to be reconvened within thirty days, no notice of the reconvened meeting will be given other than an announcement at the adjourned meeting. If the meeting is to be adjourned for thirty days or more, notice of the reconvened meeting will be given as provided in the Bylaws. At any reconvened meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Vote Required and Method of Counting Votes


         If a quorum is present at the Special Meeting, the Amendment will require the affirmative vote of two-thirds of our outstanding common stock, or at least 2,263,249 shares. Our directors and executive officers own approximately 36% of our outstanding shares, and they have indicated that they intend to vote their shares "FOR" the Amendment. If a quorum is present, all other matters that may be considered and acted upon at the Special Meeting will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter.


         Only shares affirmatively voted for approval of the Amendment, including proxies properly executed by shareholders of record that do not contain voting instructions, will be counted in favor of the proposal. A record shareholder's failure to execute and return a proxy card or otherwise to vote at the special meeting will have the same effect as a vote "AGAINST" the Amendment. If a record shareholder abstains from voting, the abstention will also have the effect of a vote "AGAINST" the Amendment. Additionally, failure of a shareholder whose shares are held in street name to complete and return voting instructions as required by the broker or other nominee that holds such shares of record will have the same effect as a vote "AGAINST" the Amendment.

         Accordingly, our Board of Directors urges you to complete, date, and sign the accompanying proxy form, or such other document as your broker or other nominee instructs you to use if your shares are held in "street name," and return it promptly in the enclosed, postage-paid envelope.

Voting by Record Shareholders

         If you hold your shares of record in your own name, you can vote your shares by marking the enclosed proxy form, dating it, signing it, and returning it to us in the enclosed postage-paid envelope. If you are a shareholder of record and sign, date, and return your proxy card without indicating how you want to vote, your proxy will be voted "FOR" approval of the Amendment. If you are a shareholder of record, you can also attend the Special Meeting and vote in person.

Voting by Shareholders whose Shares are held in "Street Name"

         If you hold your shares in street name with a broker or other nominee, you can direct their vote by submitting voting instructions to your broker or nominee in accordance with the procedure on the voting card provided by your broker or nominee. If you hold your shares in street name, you may attend the Special Meeting, but you may not vote in person without a proxy appointment from a shareholder of record.

         Brokers or other nominees will not have the authority to vote shares they hold for you in street name on the Amendment unless you give them specific instructions on how to vote following the directions they have provided to you with this Proxy Statement. Although valid proxies submitted by brokers or other nominees that hold shares in street name as record owners and as to which no vote is marked (so-called "broker non-votes"), will be included in determining the number of votes present or represented at the Special Meeting for purposes of determining a quorum, the shares will not be voted on the Amendment, and will have the same effect as votes "AGAINST" the Amendment.

Revocation of Proxy by Record Shareholder

         If you hold your shares of record in your own name and execute and deliver a proxy, you may revoke the proxy at any time before it is voted by any of the following methods:

          o    by  mailing  or  delivering   written  notice  of  revocation  to
               Community First Bancorporation, 449 Highway 123 ByPass, Seneca, South Carolina 29678, Attention: Corporate Secretary;

          o    by submitting a proxy having a later date;

          o by appearing at the meeting and giving notice of revocation to the corporate officers responsible for maintaining the list of shareholders; or

          o by giving notice of such revocation in open meeting of the shareholders.

         Your attendance at the Special Meeting will not in itself, constitute revocation of a proxy. However, if you are a record shareholder and desire to do so, you may attend the meeting and vote in person, in which case the proxy will not be used.

Revocation of Proxy by Shareholders whose Shares are held in "Street Name"

         If you hold your shares in street name with a broker or other nominee you may change or revoke your proxy instructions only by submitting new voting instructions to the broker or other nominee in accordance with the procedures provided by the broker or other nominee.

Actions to be Taken by the Proxies

         Our Board of Directors selected the persons named as proxy agents on the enclosed proxy form. When the form of proxy enclosed is properly executed and returned, the shares that it represents will be voted at the meeting. In each case where you have appropriately specified how the proxy is to be voted, it will be voted in accordance with your specifications. If you are a shareholder of record and you return a properly executed proxy card that does not contain voting instructions, the proxy agents will vote your shares "FOR" approval of the Amendment to our Articles of Incorporation. Our Board of Directors is not aware of any other matters that may be presented for action at the Special Meeting of Shareholders, but if other matters do properly come before the meeting, the persons named in the proxy intend to vote on such matters in accordance with their best judgment.

                       EFFECTIVENESS OF PROPOSED AMENDMENT


         If the proposed Amendment is approved by the affirmative vote of two-thirds of the shares of our common stock outstanding on the record date, the Amendment will become effective if, and when, Articles of Amendment to our Articles of Incorporation are filed with the Secretary of State of South Carolina. Approval of the Amendment by the shareholders will not require that the Articles of Amendment be filed, and our Board of Directors may decide to abandon the Amendment after shareholder approval.


         Should dissenters' rights be exercised for a substantial number of shares, our Board of Directors will make a judgment as to whether it is in the best interest of the Company to proceed with filing the Articles of Amendment or to abandon the Amendment. In making its judgment, the Board of Directors will take into consideration the negative impact on the Company's capital and cash resources of paying dissenters the fair value of their shares. Because such impact is completely at odds with the purpose of the Amendment, the Board of Directors encourages shareholders not to exercise dissenters' rights, which are discussed below.

                               DISSENTERS' RIGHTS

         If the Amendment is approved by shareholders and becomes effective, and if you comply with the requirements of Sections 33-13-101 et seq. of the South Carolina Business Corporation Act ("SCBCA"), you have the right to dissent to adoption of the Amendment and receive the fair value of your shares in cash. As discussed above under the caption "Effectiveness of Proposed Amendment," the Amendment will become effective only if (i) it is approved by our shareholders and (ii) Articles of Amendment to our Articles of Incorporation are filed with the South Carolina Secretary of State. Accordingly, even if our shareholders approve the Amendment, if we decide not to file the Articles of Amendment, the Amendment will not become effective, and you will not be entitled to be paid the fair value of your shares.

         The discussion below summarizes the provisions of Sections 33-13-101 et seq. of the SCBCA, but it does not grant you any rights that are not provided by the SCBCA. Your only rights of dissent are those provided by Sections 33-13-101 et seq. of the SCBCA, a copy of which is included as Appendix A to this Proxy Statement.

         Pursuant to the provisions of Sections 33-13-101 et seq. of the SCBCA, if the Amendment becomes effective, you will only be entitled to receive the fair value of your shares if you:

          o prior to the vote at the Special Meeting with respect to the approval of the Amendment, give us written notice of your intent to demand payment for your shares of our common stock (hereinafter referred to as "shares") if the Amendment becomes effective;

          o do not vote in favor of the Amendment, provided that a vote in favor of the Amendment cast by the holder of a proxy solicited by us will not disqualify a shareholder from demanding payment for his shares; and

          o    comply with the statutory requirements summarized below.

         If you perfect your dissenters' rights, you will receive the fair value of your shares determined as of the effective date of the Amendment.

         If you are a record shareholder, you may assert dissenters' rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one beneficial shareholder and you notify us in writing of the name and address of each person on whose behalf you are asserting dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which that holder dissents and that holder's other shares were registered in the names of different shareholders.

         If you are a beneficial owner of shares but do not hold your shares of record in your name, you may assert dissenters' rights as to shares held on your behalf only if you dissent with respect to all shares of which you are the beneficial shareholder or over which you have power to direct the vote, and you must notify us in writing of the name and address of the record shareholder of the shares, if known to you.

         Voting against the Amendment will not satisfy the written demand requirement. In addition to not voting in favor of the Amendment, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the Amendment is effected. Such written notice should be addressed to Community First Bancorporation, 449 Highway 123 ByPass, Seneca, South Carolina 29678, Attention:
Corporate Secretary.

         If our shareholders approve the Amendment at the Special Meeting, we must deliver a written dissenters' notice (the "Dissenters' Notice") to all of our shareholders who have satisfied the foregoing requirements. The Dissenters' Notice must be sent within 10 days after the effective date of the Amendment and must:

          o state where and when dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

          o inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received;

          o supply a form for demanding payment that includes the date of the first announcement of the terms of the Amendment and requires the person asserting dissenters' rights (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) to certify whether or not he acquired beneficial ownership of the shares prior to the announcement date;

          o set a date by which we must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered) and set a date by which certificates for certificated shares must be deposited, which may not be earlier than 20 days after the demand date; and

          o be accompanied by a copy of Sections 33-13-101 et seq. of the SCBCA.

         A shareholder who receives the Dissenters' Notice must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date of announcement of the terms of the Amendment as set forth in the Dissenters' Notice, and deposit such holder's certificates in accordance with the terms of the Dissenters' Notice. Dissenting shareholders will retain all other rights of a shareholder until those rights are canceled or modified by effectiveness of the Amendment. A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under Sections 33-13-101 et seq. of the SCBCA.

         We may restrict the transfer of uncertificated shares from the date we receive the demand for payment for them until the Amendment becomes effective or the restrictions are released as discussed below.

         Except as described below, we must upon the effective date of the Amendment, pay each dissenting shareholder who substantially complied with the payment demand and deposit requirements described above the amount we estimate to be the fair value of the shares, plus accrued interest. Our payment must be accompanied by:

          o our balance sheet, income statement and statement of changes in shareholders' equity as of the end of the fiscal year ending not more than 16 months before the date of payment, and interim financial statements, if any;

          o our estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          o    an explanation of how the interest was calculated;

          o a statement of the dissenter's right to demand additional payment under the SCBCA; and

          o    a copy of Sections 33-13-101 et seq. of the SCBCA.

         If the Amendment does not become effective within 60 days after the date set for demanding payment and depositing share certificates, we must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. We must send a new Dissenters' Notice if the Amendment becomes effective after the return of certificates and repeat the payment demand procedure described above.

         A dissenting shareholder may notify us in writing of his or her own estimate of the fair value of such holder's shares and the interest due, and may demand payment of such holder's estimate (less any payment made under the procedure described above) (the "Additional Payment"), if:

          o he or she believes that the amount we paid is less than the fair value of his or her shares or that we have calculated incorrectly the interest due;

          o we fail to make payment within 60 days after the date set for demanding payment; or

          o we, having failed to cause the Amendment to become effective, do not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

         A dissenting shareholder waives his or her right to demand the Additional Payment unless he or she notifies us of his or her demand in writing within 30 days after we make payment for his or her shares.

         If a demand for Additional Payment remains unsettled, we must commence a proceeding in the Court of Common Pleas of Oconee County, South Carolina, within 60 days after receiving the Additional Payment demand and must petition the court to determine the fair value of the shares and accrued interest. If we do not commence the proceeding within those 60 days, we must pay each dissenting shareholder whose demand for Additional Payment remains unsettled the amount demanded. We are required to make all dissenting shareholders whose demands for Additional Payment remain unsettled parties to the proceeding and serve a copy of the petition upon each of them. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount we paid.

         The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against us, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court also may assess the fees and expenses of attorneys and experts for the respective parties against us if the court finds we did not substantially comply with the requirements of specified provisions of the SCBCA, or against either us or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the dissenters' rights provided by the SCBCA.

         If the court finds that the services of attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should be not assessed against us, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefited. In a proceeding commenced by dissenters to enforce our statutory liability for our failure to commence an appraisal proceeding within the 60 day period described above, the court will assess costs of the proceeding and fees and expenses of dissenters' counsel against us and in favor of the dissenters.

         This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to Sections 33-13-101 et seq. of the SCBCA, included as Appendix A to this Proxy Statement. If you intend to dissent from approval of the Amendment, you should review carefully the text of Appendix A and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters' rights or any steps associated with perfecting dissenters' rights, except as indicated above or otherwise required by law.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table shows information as of December 20, 2008 about shares of our common stock beneficially owned by each of our directors and executive officers. Except as otherwise indicated, to management's knowledge, all shares are owned directly with sole voting power. Other than as shown below, no persons were known by management to be the beneficial owners, as defined in Rule 13d-3 of the Securities and Exchange Commission, of 5% or more of our common stock.


             Name and                 Amount and Nature
       Address of 5% owners        of Beneficial Ownership          % of Class
       --------------------        -----------------------          ----------

Larry S. Bowman, M.D.                   107,959 (1)                    3.19%

William M. Brown                         98,258 (2)                    2.91%

Robert H. Edwards                       125,303 (3)                    3.70%

Blake L. Griffith                       163,453 (4)                    4.82%

John R. Hamrick                         111,366 (5)                    3.31%

James E. McCoy                          126,729 (6)                    3.74%

Frederick D. Shepherd, Jr.              289,088 (7)                    8.44%
   449 Highway 123 Bypass
   Seneca, S.C.  29678

Gary V. Thrift                           92,598 (8)                    2.73%

James E. Turner                         216,984 (9)                    6.42%
   P. O. Box 367
   Seneca, S.C. 29679

Charles L. Winchester                  171,307 (10)                    5.06%
   P. O. Box 456
   Salem, S.C. 29676

All Directors, nominees
and executive officers
as a group (10 persons)              1,503,045 (11)                   41.24%
----------------

(1) Includes 41,698 shares jointly owned with Mary M. Bowman, Dr. Bowman's wife; 16,728 shares owned by Mrs. Bowman; 11,733 shares held as trustee for Dr. Bowman's children; and 23,045 shares subject to currently exercisable options.
(2) Includes 3,790 shares owned by Annie B. Brown, Mr. Brown's wife; and 23,045 shares subject to currently exercisable options.
(3) Includes 30,055 shares jointly owned with Ruth D. Edwards, Mr. Edward's wife; 7,035 shares owned by Mrs. Edwards; 11,222 shares owned by Robert H. Edwards LLC; and 30,180 shares subject to currently exercisable options.
(4) Includes 19,477 shares owned by Susan P. Griffith, Mr. Griffith's wife; 113,622 shares jointly owned with Mrs. Griffith; and 30,180 shares subject to currently exercisable options.
(5) Includes 33,547 shares jointly owned with Frances R. Hamrick, Mr. Hamrick's wife; 6,839 shares owned by Mrs. Hamrick; and 4,735 shares subject to currently exercisable options.
(6) Includes 85,714 shares jointly owned with Charlotte B. McCoy, Mr. McCoy's wife, and 30,180 shares subject to currently exercisable options. Of the total shares beneficially owned by Mr. McCoy, 67,330 have been pledged as security.
(7) Includes presently exercisable options to purchase 67,653 shares. Of the total shares beneficially owned by Mr. Shepherd, 74,443 have been pledged as security.
(8)  Includes 30,180 shares subject to currently exercisable options.
(9) Includes 22,636 shares owned by Patricia S. Turner, Mr. Turner's wife; and 23,045 shares subject to currently exercisable options.
(10) Includes 46,643 shares jointly owned with Joan O. Winchester, Mr. Winchester's wife; 3,460 shares owned by Mrs. Winchester; 1,906 shares held as custodian for Mr. Winchester's grandchildren; and 23,045 shares subject to currently exercisable options.
(11) Includes currently exercisable options to purchase 285,288 shares.


                        DESCRIPTION OF CAPITAL STOCK AND
                            CAPITAL PURCHASE PROGRAM

Common Stock

Capitalization

         We currently have 10 million shares of authorized voting common stock, no par value per share. As of the record date, we had 3,394,873 shares of common stock outstanding. The outstanding shares of common stock are fully paid and nonassessable.

General voting requirements


         The holders of our common stock are entitled to one vote per share in all proceedings in which action shall be taken by our shareholders, and have sole voting control over the Company. Our Board is divided into three classes, which have as nearly equal a number of directors as possible. Approximately one-third of our directors are elected each year and directors serve three-year terms. Directors are elected by a plurality of the votes cast by shares present and entitled to vote at a meeting at which a quorum is present. Except for such greater voting requirements as may be required by law or our Articles of Incorporation, as discussed below under the caption "--Additional Rights of our Common Stock and Preferred Stock," all other matters acted upon by the shareholders will be approved if a quorum is present and the number of shares voted in favor of the matter exceeds the number of shares voted against the matter. Our common stock does not have cumulative voting rights.


         In the event any issue of preferred stock is entitled to vote, the common stock would vote together with the preferred stock, unless the matter being voted on would change the rights of the preferred stock, or the matter to be voted on was unique to the preferred stock, in which case it would vote as a separate group.

Dividend Rights

            We have never paid cash dividends, and in order to support our continuing need for capital to support anticipated asset growth and market expansion, we do not expect to declare or pay cash dividends on our common stock in the near future. We are not required to pay any dividends on our common stock. The holders of our common stock are entitled to dividends when, as, and if declared by our Board of Directors out of funds legally available for dividends. Under South Carolina law, we may legally declare or pay dividends only if, after their payment, we can pay our debts as they come due in the usual course of business, and then only if our total assets equal or exceed the sum of our liabilities. Our principal source of funds with which to pay cash dividends is cash dividends our subsidiary bank pays to us. South Carolina banking regulations restrict the amount of cash dividends the bank can pay to us, and the bank's payment of cash dividends to us is subject to the prior approval of the South Carolina Commissioner of Banking.

         If the Amendment is approved, the payment of any dividends on our common stock may be subject to the rights granted to holders of any shares of the preferred stock we issue, for example, as discussed below under the caption "--Proposed Issuance of Senior Preferred Stock - Preferences, Limitations and Relative Rights of the Senior Preferred Stock --Dividend Rights."

 No Preemptive Rights

         Our shareholders do not have preemptive rights with respect to the issuance of additional shares, options or rights to any class of our stock. As a result, the directors may sell additional authorized shares of our common stock without first offering them to existing shareholders and giving them the opportunity to purchase sufficient additional shares to prevent dilution of their ownership interests.

Rights upon liquidation

         In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, then, if the Amendment is effective, to any issued preferred stock with a liquidation preference, and then pro rata to the holders of our common stock.

Conversion; Redemption; Sinking Fund

         None of our common stock is convertible, has any redemption rights or is entitled to any sinking fund.

Preferred Stock

         Our Articles of Incorporation do not currently authorize us to issue any shares of preferred stock. The Amendment to our Articles of Incorporation that you will consider at the Special Meeting will provide for the authorization of 10 million shares of preferred stock.

         If the Amendment is approved and we file Articles of Amendment to our Articles of Incorporation, our Board of Directors would have the authority, without approval of our shareholders, from time to time to authorize the issuance of preferred stock in one or more series with such preferences, limitations and relative rights, within legal limits, and for such consideration as our Board of Directors may determine.

         Although our Board of Directors has no intention at the present time of doing so, it could cause the issuance of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, our shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Proposed Issuance of Senior Preferred Stock


         If the Amendment is approved and we file Articles of Amendment to our Articles of Incorporation, and our application is approved, we currently plan to participate in the U.S. Department of the Treasury's Capital Purchase Program under the Emergency Economic Stabilization Act of 2008 ("EESA"). Although we currently have enough capital to meet our foreseeable needs, the additional capital would provide additional protection against unforeseeable effects of a prolonged continuation of current economic conditions. We do not know the exact terms of our potential participation at this time. However, the Treasury has published term sheets which set out the terms of the program for public and non-public companies as it was contemplated by the Treasury on October 14, 2008 and November 17, 2008, respectively. We applied after the deadline for the public company program and currently plan to participate in the non-public company version of the Capital Purchase Program. Although the terms of our participation, if any, could change, if our application is accepted and we participate substantially as described in the term sheet for non-public companies, we would issue between approximately 3,000 and 9,000 shares of Senior Preferred Stock and warrants to the Treasury for proceeds of between approximately $3 million and $9 million. Based on the term sheet, the material terms of our participation in the Capital Purchase Program and the material terms of the securities we would issue to the Treasury are described below.


Preferences, Limitations and Relative Rights of the Senior Preferred Stock

         The Senior Preferred Stock would have the following preferences, limitations and relative rights.

         Dividend Rights. The Senior Preferred Stock will pay cumulative compounding dividends at a rate of 5% per annum until the fifth anniversary of the date of issue and thereafter at a rate of 9% per annum.


         Redemption Provisions. The Senior Preferred Stock may not be redeemed for a period of three years from the date of issue, except with the proceeds from one or more cash sales of common or preferred stock which result in aggregate gross proceeds to us of not less than 25% of the issue price of the Senior Preferred Stock. After the third anniversary of the date of issue, the Senior Preferred Stock may be redeemed, in whole or in part, at any time and from time to time, at our option. All redemptions of the Senior Preferred Stock will be at 100% of its issue price, plus any accrued and unpaid dividends, and will be subject to the approval of the Federal Reserve.

         Voting Rights and Right to Elect Directors. The Senior Preferred Stock will be non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred Stock, (ii) any amendment to the rights of Senior Preferred Stock, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Senior Preferred Stock. If dividends on the Senior Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the Senior Preferred Stock will have the right to elect two directors. The right to elect directors will end when dividends have been paid in full for four consecutive dividend periods.


         Liquidation Rights. The Senior Preferred Stock will have a liquidation preference of $1,000 per share which must be paid before the common stock receives any proceeds of a liquidation.

         Restrictions on Dividends. For as long as any Senior Preferred Stock is outstanding, no dividends may be declared or paid on junior preferred shares, preferred shares ranking equally with the Senior Preferred Stock, or common shares (other than, in the case of equally preferred shares, dividends on a pro rata basis with the Senior Preferred Stock), nor may we repurchase or redeem any junior preferred shares, preferred shares ranking equally with the Senior Preferred Stock or common shares, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Stock are fully paid. The Treasury's consent will be required for any increase in common stock dividends per share until the third anniversary of the date of issue unless, prior to such third anniversary, the Senior Preferred Stock is redeemed in whole or the Treasury has transferred all of the Senior Preferred Stock to third parties. In addition to these restrictions, under the non-public company version of the program, increases in common stock dividends will be limited to 3% per year until the tenth anniversary of the issue date, unless, prior to such tenth anniversary, the Senior Preferred Stock is redeemed in whole or the Treasury has transferred all of the Senior Preferred Stock to third parties. Additionally, under the non-public company version of the program, after the tenth anniversary of the issue date no dividends may be paid as long as the Treasury owns any of our securities.


         Repurchases. The Treasury's consent will be required for any share repurchases (other than (i) repurchases of the Senior Preferred Stock and (ii) repurchases of junior preferred shares or common shares in connection with any benefit plan in the ordinary course of business consistent with past practice) until the tenth anniversary of the date of issue unless, prior to such tenth anniversary, the Senior Preferred Stock is redeemed in whole or the Treasury has transferred all of the Senior Preferred Stock to third parties. In addition, there may be no repurchases of junior preferred shares, preferred shares ranking equally with the Senior Preferred Stock, or common shares if prohibited as described above under "--Restrictions on Dividends."


Additional Terms of Participation in the Capital Purchase Program

         Additional terms that would apply to us as a result of participation in the program include the following.

Registration Rights


         We will be required to file a shelf registration statement covering the Senior Preferred Stock as promptly as practicable after the date of issue and, if necessary, will be required to take all action required to cause such shelf registration statement to be declared effective as soon as possible. We will also grant to the Treasury piggyback registration rights for the Senior Preferred Stock.


Executive Compensation

         As a condition to the closing of the issuance of Senior Preferred Stock, we and our senior executive officers covered by EESA must modify or terminate all benefit plans, arrangements and agreements (including golden parachute agreements) to the extent necessary to be in compliance with, and following the closing and for so long as Treasury holds any of our equity or debt securities, we will agree to be bound by, the executive compensation and corporate governance requirements of Section 111 of EESA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of issue to carry out the provisions of such subsection. As an additional condition to closing, we and our senior executive officers covered by EESA must grant to the Treasury a waiver releasing the Treasury from any claims that we and such senior executive officers may otherwise have as a result of the issuance of any regulations which modify the terms of benefits plans, arrangements and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of EESA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of issue to carry out the provisions of such subsection. The specific impact of participation in the program on our executive compensation arrangements is further discussed below under the caption "-- Impact of Participation in the Capital Purchase Program - Company Operations."

Related Party Transactions

         The non-public company version of the program would prohibit us from entering into any related party transactions unless the terms are no less favorable to us than could be obtained from an unaffiliated third party, and any permissible related party transactions would have to be approved by our independent directors.

Warrants


         If we participate in the non-public company version of the program, in addition to the shares of Senior Preferred Stock, we would be required to issue to the Treasury, for no additional consideration, ten-year warrants to purchase between 150 shares and 450 shares of our preferred stock (the "Warrant Preferred Stock"). The exercise price of the preferred stock warrant will be one cent per share. The Warrant Preferred Stock covered by the warrants will have a liquidation preference equal to $1,000 per share. The terms of the Warrant Preferred Stock will be exactly the same as the Senior Preferred Stock, except the dividend will be 9% instead of 5%, and it may not be redeemed until all of the Senior Preferred Stock has been redeemed. The Treasury has indicated that it intends to exercise these warrants immediately.


Impact of Participation in the Capital Purchase Program

Use of Proceeds

         If our application is approved and we sell Senior Preferred Stock to the Treasury, we expect to receive proceeds of between $3 million and $9 million before the payment of expenses associated with the sale of the Senior Preferred Stock and warrants, which are estimated to be $25,000 or less. Unless our agreement with the Treasury requires some other use, we expect to use the amount we receive to pay the expenses of the sale and, initially, to deposit the rest in a non-interest bearing account with our bank subsidiary, which will use the funds for additional liquidity. Thereafter, the funds may be contributed to the bank subsidiary as capital or used for other corporate purposes. However, there can be no assurance that our application will be approved or if it is approved, that we will receive an amount within the range estimated above.

Rights of Existing Common Shareholders

         Issuance of Senior Preferred Stock and Warrant Preferred Stock will give holders the right, in case we are ever liquidated, to be paid the liquidation value of the Senior Preferred Stock and Warrant Preferred Stock out of our residual assets before any payment is made to the common shareholders. All dividends due on the Senior Preferred Stock and Warrant Preferred Stock must be paid before any dividends can be paid on our common stock and the amount of our common stock dividends cannot be increased in the first three years that the Treasury owns the Senior Preferred Stock or Warrant Preferred Stock without the consent of the Treasury. If we do not pay the dividends on the Senior Preferred Stock or Warrant Preferred Stock in full for six dividend periods, whether or not consecutive, the holders of the Senior Preferred Stock and Warrant Preferred Stock will have the right to elect two directors to our board of directors. That right will continue until all past dividends on the Senior Preferred Stock and Warrant Preferred Stock are paid in full.

Dilution of Common Shareholders

         Because the preferential liquidation amount of the Senior Preferred Stock will equal its gross purchase price, the issuance of the Senior Preferred Stock will not change the tangible book value of our common stock, pro rated between the Senior Preferred Stock and our common stock on the basis of their relative tangible book value. Issuance of Warrant Preferred Stock will cause an immaterial reduction in the tangible book of our common stock. Because the Senior Preferred Stock's and the Warrant Preferred Stock's claim on our earnings is limited to a fixed amount, the tangible book value of our common stock before the payment of any common stock distributions may increase or decrease in the future depending on whether or not our earnings exceed the amount required to pay dividends due on the Senior Preferred Stock and the Warrant Preferred Stock. As noted above, we will not be able to pay dividends on our common stock unless we have paid all dividends due on the Senior Preferred Stock and the Warrant Preferred Stock.

Registration Rights

         As discussed above under "-- Additional Terms of Participation in the Capital Purchase Program," if we sell Senior Preferred Stock to the Treasury, we will be required to grant registration rights to the Treasury. Those rights require us, at our expense, to register with the SEC some or all of our securities that are held by the Treasury in order to permit the Treasury to make a public offering of those securities. The out-of-pocket cost to us of doing so, as well as the indirect cost of the time that would have to be spent by our personnel, could be substantial.

Company Operations

         If we sell Senior Preferred Stock and warrants to the Treasury we will be required to make modifications to the way our executive compensation arrangements are structured. Specifically, our board of directors will have to review our incentive compensation arrangements with our senior officers and make reasonable efforts to ensure that such arrangements do not encourage our senior executive officers to take unnecessary and excessive risks that threaten the value of our Company. As long as the Treasury owns our securities, our board will also have to meet annually with our senior executive officers to review the relationship between our risk management policies and practices. It will also be a requirement that any bonus and incentive compensation paid to our senior executives during the period that the Treasury holds our securities acquired under the Capital Purchase Program be subject to being repaid to us if the payments were based on materially inaccurate financial statements or other performance metric criteria. Further, we will be required, during the period the Treasury holds our securities acquired under the Capital Purchase Program, to prohibit severance payments to our senior executive officers in excess of an amount which is approximately three times the average of their annual compensation for the prior five years. This requirement will necessitate a temporary change in the terms of our president's compensation arrangements. Finally, we will be required not to claim a deduction for federal income tax purposes of executive compensation that would not be deductible if Section 162(m)(5) of the Internal Revenue Code were to apply to us.

         All of these requirements are expected to increase our administrative costs somewhat and are not likely to reduce the compensation paid to our senior executive officers. Neither are they expected to have any material impact on the way we operate our business or our financial condition or results of operations.

Capital

         If we sell between $3 million and $9 million of Senior Preferred Stock and warrants to the Treasury, the impact on our capital will be approximately as follows (using the assumption that the sale had occurred, and the proceeds were held as cash, on September 30, 2008):

          o    Our total  shareholders  equity would  increase from  $40,790,000
               (actual)  to   $43,790,000   (if  $3  million  is   received)  or
               $49,790,000 (if $9 million is received).

          o    Our regulatory capital ratios would increase as shown below:

                                                          Actual at            $3 million            $9 million
                            Ratio                       Sept. 30, 2008            Sold                  Sold
                            -----                       --------------            ----                  ----

           Total capital (to risk-weighted assets)             15.0%              16.0%                 18.0%

           Tier 1 capital (to risk-weighted assets)            13.8%              14.8%                 16.8%

           Tier 1 capital (to average assets)                   9.5%              10.2%                 11.6%

Pro Forma Financial Impact of Senior Preferred Stock

         The following tables set forth our financial position as of September 30, 2008 and results of operations for the nine months ended September 30, 2008 and the year ended December 31, 2007:

         o     on an actual basis; and


         o on an as adjusted basis to give effect to the sale of $3 million and $9 million of Senior Preferred Stock and issuance of warrants to purchase 150 shares and 450 shares, respectively, of Warrant Preferred Stock with a 9% dividend for $1.50 and $4.50, respectively.

         The pro forma financial information below assumes that the warrants are immediately exercised and that we received proceeds from the sale of Senior Preferred Stock to the Treasury and deposited the funds into a noninterest bearing account during the periods presented. This pro forma impact does not represent the planned use of the proceeds of the sale of Senior Preferred Stock. If Treasury makes the investment and does not impose limitations on our use of the funds, we expect ultimately to use these proceeds to increase the capital of our bank subsidiary or for other corporate purposes. The financial impact and benefit to us from these uses is expected to be significant, but has not been included in the pro forma financial information.


         These tables should be read in conjunction with the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited condensed consolidated financial statements for the nine months ended September 30, 2008 included in our Quarterly Report on Form 10-Q for the quarter then ended, and the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements for the year ended December 31, 2007 and related notes and other financial information included in our Annual Report on Form 10-K for the year then ended, all of which is included in Appendix B to this proxy statement.


         The following unaudited pro forma consolidated financial data is not necessarily indicative of our financial position or results of operations that actually would have been attained had proceeds from the Capital Purchase Program been received, or had the warrants been issued and exercised pursuant to the

Capital Purchase Program, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future. We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposal to amend our Articles of Incorporation. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control.

Condensed Consolidated Balance Sheets

                                                                                                 As of September 30, 2008
                                                                                                        (Unaudited)
                                                                                                        -----------
(Dollars in thousands except share data)                                                                  $3,000            $9,000
                                                                                           Actual        Pro forma         Pro forma
                                                                                           ------        ---------         ---------

Assets
Cash and cash equivalents ........................................................       $  29,044       $  32,044        $  38,044
Securities available for sale ....................................................         110,524         110,524          110,524
Other investments, at cost .......................................................          13,527          13,527           13,527
Loans, net of allowance for loan losses ($3,503) .................................         263,572         263,572          263,572
Premises and equipment, net ......................................................           8,691           8,691            8,691
Bank owned life insurance ........................................................           8,388           8,388            8,388
Interest receivable ..............................................................           2,557           2,557            2,557
Other assets .....................................................................           2,062           2,062            2,062
                                                                                         ---------       ---------        ---------
Total assets .....................................................................       $ 438,365       $ 441,365        $ 447,365
                                                                                         =========       =========        =========

Liabilities
Deposits:
     Noninterest bearing .........................................................       $  42,830       $  42,830        $  42,830
     Interest bearing ............................................................         340,892         340,892          340,892
                                                                                         ---------       ---------        ---------
          Total deposits .........................................................         383,722         383,722          383,722
Short-term borrowings ............................................................           1,500           1,500            1,500
Long-term debt ...................................................................           9,500           9,500            9,500
Accrued interest payable .........................................................           1,911           1,911            1,911
Other liabilities ................................................................             942             942              942
                                                                                         ---------       ---------        ---------
Total liabilities ................................................................         397,575         397,575          397,575
                                                                                         ---------       ---------        ---------

Shareholders' Equity
Preferred stock, no par value; 10,000,000 shares authorized pro forma:
    3,000 and 9,000 shares with 5% initial dividend issued and
      outstanding pro forma (1) ..................................................               -           3,000            9,000
    150 and 450 shares with 9% dividend issued and outstanding
      pro forma (1) ..............................................................               -             150              450
Discount on 5% initial dividend preferred stock (2) (4) ..........................               -            (177)            (532)
Premium on 9% dividend preferred stock (3) (4) ...................................               -              27               82
Common stock, no par value; 10,000,000 shares authorized;
    3,394,873 shares issued and outstanding as of September 30, 2008 .............          35,374          35,374           35,374
Additional paid-in capital .......................................................             681             681              681
Retained earnings ................................................................           4,654           4,654            4,654
Accumulated other comprehensive income ...........................................              81              81               81
                                                                                         ---------       ---------        ---------
Total shareholders' equity .......................................................          40,790          43,790           49,790
                                                                                         ---------       ---------        ---------
Total liabilities and shareholders' equity .......................................       $ 438,365       $ 441,365        $ 447,365
                                                                                         =========       =========        =========

(1)  Recorded at the redemption value of the shares issued.
(2) Pro forma amounts include discount recorded at issuance of preferred stock of $177 and $532.
(3) Pro forma amounts include premium recorded at issuance of preferred stock of $27 and $82.
(4) Discount and premium were computed using the fair value of the preferred stock assuming a 12% discount rate (market rate) and an expected life upon issuance of five years. The premium and discount were allocated between the Senior Preferred Stock and the Warrant Preferred stock based on their relative estimated fair values.

Condensed Consolidated Statements of Operations

                                                                                         Nine Months Ended September 30, 2008
                                                                                                      (Unaudited)
                                                                                                      -----------
(Dollars in thousands except per share data)                                                             $3,000             $9,000
                                                                                      Actual            Pro forma         Pro forma
                                                                                      ------            ---------         ---------
Interest income (1) .......................................................         $   18,629         $   18,629         $   18,629
Interest expense ..........................................................              9,741              9,741              9,741
                                                                                    ----------         ----------         ----------
         Net interest income ..............................................              8,888              8,888              8,888
Provision for loan losses .................................................              1,375              1,375              1,375
                                                                                    ----------         ----------         ----------
         Net interest income after provision for loan losses ..............              7,513              7,513              7,513
                                                                                    ----------         ----------         ----------
Other income ..............................................................              1,868              1,868              1,868
Other expense .............................................................              5,830              5,830              5,830
                                                                                    ----------         ----------         ----------
         Income before income taxes .......................................              3,551              3,551              3,551
Income tax expense ........................................................              1,037              1,037              1,037
                                                                                    ----------         ----------         ----------
         Net income .......................................................              2,514              2,514              2,514
                                                                                    ==========         ==========         ==========
Net income attributable to preferred shareholders (2) .....................                  -                142                427
                                                                                    ----------         ----------         ----------
Net income available to common shareholders ...............................         $    2,514         $    2,372         $    2,087
                                                                                    ==========         ==========         ==========
Earnings per common share - basic (3) .....................................               0.71               0.67               0.59
                                                                                    ==========         ==========         ==========
Earnings per common share - diluted (3) ...................................               0.68               0.64               0.56
                                                                                    ==========         ==========         ==========
Average basic common shares outstanding (3) ...............................          3,534,926          3,534,926          3,534,926
                                                                                    ==========         ==========         ==========
Average diluted common shares outstanding (3) .............................          3,703,561          3,703,561          3,703,561
                                                                                    ==========         ==========         ==========

(1) Funds received from issuance of preferred stock are assumed to be included in non-interest bearing cash. Subsequent deployment of the funds is anticipated but the timing is uncertain.
(2) The pro forma amounts include dividends paid on the preferred stock of $123 and $368 and net accretion and amortization of the discount and premium recorded at issuance of $19 and $59. The discount and premium are accreted and amortized using a constant effective yield method over a five year term, which is the expected life of the preferred stock upon issuance.
(3) Actual and pro forma per common share amounts and average amounts of common shares outstanding have been retroactively adjusted to reflect a 5% common stock dividend declared on November 20, 2008.

                                                                                       Year Ended December 31, 2007 (Unaudited)
                                                                                       ----------------------------------------
(Dollars in thousands except per share data)                                                             $3,000            $9,000
                                                                                       Actual           Pro forma         Pro forma
                                                                                       ------           ---------         ---------
Interest income (1) .......................................................         $   23,578         $   23,578         $   23,578
Interest expense ..........................................................             13,230             13,230             13,230
                                                                                    ----------         ----------         ----------
         Net interest income ..............................................             10,348             10,348             10,348
Provision for loan losses .................................................                594                594                594
                                                                                    ----------         ----------         ----------
         Net interest income after provision for loan losses ..............              9,754              9,754              9,754
                                                                                    ----------         ----------         ----------
Other income ..............................................................              2,206              2,206              2,206
Other expense .............................................................              7,132              7,132              7,132
                                                                                    ----------         ----------         ----------
         Net income before tax expense ....................................              4,828              4,828              4,828
Income tax expense ........................................................              1,497              1,497              1,497
                                                                                    ----------         ----------         ----------
         Net income .......................................................         $    3,331         $    3,331         $    3,331
                                                                                    ==========         ==========         ==========
Net income attributable to preferred shareholders (2) .....................                  -                190                570
                                                                                    ----------         ----------         ----------
Net income available to common shareholders ...............................         $    3,331         $    3,141         $    2,761
                                                                                    ==========         ==========         ==========
Earnings per common share - basic (3) .....................................               0.97               0.92               0.80
                                                                                    ==========         ==========         ==========
Earnings per common share - diluted (3) ...................................               0.91               0.86               0.76
                                                                                    ==========         ==========         ==========
Average basic common shares outstanding (3) ...............................          3,432,494          3,432,494          3,432,494
                                                                                    ==========         ==========         ==========
Average diluted common shares outstanding (3) .............................          3,652,016          3,652,016          3,652,016
                                                                                    ==========         ==========         ==========

(1) Funds received from issuance of preferred stock are assumed to be included in non-interest bearing cash. Subsequent deployment of the funds is anticipated but the timing is uncertain.
(2) The pro forma amounts include dividends paid on the preferred stock of $163 and $490 and net accretion and amortization of the discount and premium recorded at issuance of $27 and $80. The discount and premium are accreted and amortized using a constant effective yield method over a five year term, which is the expected life of the preferred stock upon issuance.
(3) Actual and pro forma per common share amounts and average amounts of common shares outstanding have been retroactively adjusted to reflect a 5% common stock dividend declared on November 20, 2008. No Assurances as to Issuance of Preferred Stock

         As noted above, although we intend to apply to participate in the Capital Purchase Program, our application may not be accepted or it may not be accepted on the terms described above. We may or may not also decide to issue preferred stock whether or not we participate in the Capital Purchase Program. Accordingly, there can be no assurance that we will ever issue any preferred stock and, if we do, what its terms will be.

Additional Rights of our Common Stock and Preferred Stock

Statutory Matters


Business Combination Statute. The South Carolina Business Combinations Statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision. An amendment of our Articles of Incorporation to that effect would, however, permit a business combination with an interested shareholder although that status was obtained prior to the amendment. This statute will only apply to us as long as we continue to have a class of securities registered under Section 12 of the Securities Exchange Act of 1934.


Control Share Acquisitions. The South Carolina law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33-1/3% or 50%) from obtaining voting control with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. We are not authorized by our Articles of Incorporation or Bylaws to redeem control shares.

The provisions of the Control Share Acquisitions Act will only apply to us as long as we continue to have a class of securities registered under Section 12 of the Securities Exchange Act of 1934.


                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         We expect that representatives from J. W. Hunt and Company, LLP, Certified Public Accountants, our independent registered public accounting firm, will be present and available to answer appropriate questions at the Special Meeting, and will have the opportunity to make a statement if they desire to do so.

                                  OTHER MATTERS

         The Board of Directors knows of no other business to be presented at the Special Meeting of shareholders. If matters other than those described herein should properly come before the meeting, the persons named in the enclosed form of proxy intend to vote at such meeting in accordance with their best judgment on such matters. If you specify a different choice on your proxy, your shares will be voted in accordance with the specifications so made.

                           FORWARD-LOOKING STATEMENTS

         Statements contained in this Proxy Statement that are not purely historical are forward-looking statements, including, but not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this Proxy Statement. The forward-looking statements are made as of the date of this Proxy Statement and we undertake no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

         We caution you not to place undue reliance on any forward-looking statements made by us, or on our behalf in this Proxy Statement or in any of our filings with the Securities and Exchange Commission ("SEC") or otherwise. Additional information with respect to factors that may cause the results to differ materially from those contemplated by forward-looking statements is included in our current and subsequent filings with the SEC. See "Where You Can Find More Information" below.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, such reports, proxy statements and other information are available from the Edgar filings that can be obtained through the SEC's Internet Website (http://www.sec.gov).

                              SHAREHOLDER PROPOSALS

         If you wish to submit proposals for the consideration of the shareholders at our 2009 Annual Meeting you may do so by sending them in writing to Community First Bancorporation, 449 Highway 123 ByPass, Seneca, South Carolina 29678, Attention: Corporate Secretary. You must send or deliver such written proposals in time for us to receive them prior to December 1, 2008, if you want us to include them, if otherwise appropriate, in our proxy statement and form of proxy relating to that meeting. If we do not receive notice of a shareholder proposal prior to February 15, 2009, the persons named as proxy agents in the proxy materials relating to the 2009 Annual Meeting will use their discretion in voting the proxies when such proposal is raised at that meeting.

Condensed Consolidated Balance Sheets

                                                                                                 As of September 30, 2008
                                                                                                        (Unaudited)
                                                                                                        -----------
(Dollars in thousands except share data)                                                                  $3,000            $9,000
                                                                                           Actual        Pro forma         Pro forma
                                                                                           ------        ---------         ---------

Assets
Cash and cash equivalents ........................................................       $  29,044       $  32,044        $  38,044
Securities available for sale ....................................................         110,524         110,524          110,524
Other investments, at cost .......................................................          13,527          13,527           13,527
Loans, net of allowance for loan losses ($3,503) .................................         263,572         263,572          263,572
Premises and equipment, net ......................................................           8,691           8,691            8,691
Bank owned life insurance ........................................................           8,388           8,388            8,388
Interest receivable ..............................................................           2,557           2,557            2,557
Other assets .....................................................................           2,062           2,062            2,062
                                                                                         ---------       ---------        ---------
Total assets .....................................................................       $ 438,365       $ 441,365        $ 447,365
                                                                                         =========       =========        =========
Liabilities
Deposits:
     Noninterest bearing .........................................................       $  42,830       $  42,830        $  42,830
     Interest bearing ............................................................         340,892         340,892          340,892
                                                                                         ---------       ---------        ---------
          Total deposits .........................................................         383,722         383,722          383,722
Short-term borrowings ............................................................           1,500           1,500            1,500
Long-term debt ...................................................................           9,500           9,500            9,500
Accrued interest payable .........................................................           1,911           1,911            1,911
Other liabilities ................................................................             942             942              942
                                                                                         ---------       ---------        ---------
Total liabilities ................................................................         397,575         397,575          397,575
                                                                                         ---------       ---------        ---------
Shareholders' Equity
Preferred stock, no par value; 10,000,000 shares authorized pro forma:
    3,000 and 9,000 shares with 5% initial dividend issued and
      outstanding pro forma (1) ..................................................               -           3,000            9,000
    150 and 450 shares with 9% dividend issued and outstanding
      pro forma (1) ..............................................................               -             150              450
Discount on 5% initial dividend preferred stock (2) (4) ..........................               -            (177)            (532)
Premium on 9% dividend preferred stock (3) (4) ...................................               -              27               82
Common stock, no par value; 10,000,000 shares authorized;
    3,394,873 shares issued and outstanding as of September 30, 2008 .............          35,374          35,374           35,374
Additional paid-in capital .......................................................             681             681              681
Retained earnings ................................................................           4,654           4,654            4,654
Accumulated other comprehensive income ...........................................              81              81               81
                                                                                         ---------       ---------        ---------
Total shareholders' equity .......................................................          40,790          43,790           49,790
                                                                                         ---------       ---------        ---------
Total liabilities and shareholders' equity .......................................       $ 438,365       $ 441,365        $ 447,365
                                                                                         =========       =========        =========

(1)  Recorded at the redemption value of the shares issued.
(2) Pro forma amounts include discount recorded at issuance of preferred stock of $177 and $532.
(3) Pro forma amounts include premium recorded at issuance of preferred stock of $27 and $82.
(4) Discount and premium were computed using the fair value of the preferred stock assuming a 12% discount rate (market rate) and an expected life upon issuance of five years. The premium and discount were allocated between the Senior Preferred Stock and the Warrant Preferred stock based on their relative estimated fair values.

Condensed Consolidated Statements of Operations

                                                                                         Nine Months Ended September 30, 2008
                                                                                                      (Unaudited)
                                                                                                      -----------
(Dollars in thousands except per share data)                                                             $3,000             $9,000
                                                                                      Actual            Pro forma         Pro forma
                                                                                      ------            ---------         ---------
Interest income (1) .......................................................         $   18,629         $   18,629         $   18,629
Interest expense ..........................................................              9,741              9,741              9,741
                                                                                    ----------         ----------         ----------
         Net interest income ..............................................              8,888              8,888              8,888
Provision for loan losses .................................................              1,375              1,375              1,375
                                                                                    ----------         ----------         ----------
         Net interest income after provision for loan losses ..............              7,513              7,513              7,513
                                                                                    ----------         ----------         ----------
Other income ..............................................................              1,868              1,868              1,868
Other expense .............................................................              5,830              5,830              5,830
                                                                                    ----------         ----------         ----------
         Income before income taxes .......................................              3,551              3,551              3,551
Income tax expense ........................................................              1,037              1,037              1,037
                                                                                    ----------         ----------         ----------
         Net income .......................................................              2,514              2,514              2,514
                                                                                    ==========         ==========         ==========
Net income attributable to preferred shareholders (2) .....................                  -                142                427
                                                                                    ----------         ----------         ----------
Net income available to common shareholders ...............................         $    2,514         $    2,372         $    2,087
                                                                                    ==========         ==========         ==========
Earnings per common share - basic (3) .....................................               0.71               0.67               0.59
                                                                                    ==========         ==========         ==========
Earnings per common share - diluted (3) ...................................               0.68               0.64               0.56
                                                                                    ==========         ==========         ==========
Average basic common shares outstanding (3) ...............................          3,534,926          3,534,926          3,534,926
                                                                                    ==========         ==========         ==========
Average diluted common shares outstanding (3) .............................          3,703,561          3,703,561          3,703,561
                                                                                    ==========         ==========         ==========

(1) Funds received from issuance of preferred stock are assumed to be included in non-interest bearing cash. Subsequent deployment of the funds is anticipated but the timing is uncertain.
(2) The pro forma amounts include dividends paid on the preferred stock of $123 and $368 and net accretion and amortization of the discount and premium recorded at issuance of $19 and $59. The discount and premium are accreted and amortized using a constant effective yield method over a five year term, which is the expected life of the preferred stock upon issuance.
(3) Actual and pro forma per common share amounts and average amounts of common shares outstanding have been retroactively adjusted to reflect a 5% common stock dividend declared on November 20, 2008.

                                                                                       Year Ended December 31, 2007 (Unaudited)
                                                                                       ----------------------------------------
(Dollars in thousands except per share data)                                                             $3,000            $9,000
                                                                                       Actual           Pro forma         Pro forma
                                                                                       ------           ---------         ---------
Interest income (1) .......................................................         $   23,578         $   23,578         $   23,578
Interest expense ..........................................................             13,230             13,230             13,230
                                                                                    ----------         ----------         ----------
         Net interest income ..............................................             10,348             10,348             10,348
Provision for loan losses .................................................                594                594                594
                                                                                    ----------         ----------         ----------
         Net interest income after provision for loan losses ..............              9,754              9,754              9,754
                                                                                    ----------         ----------         ----------
Other income ..............................................................              2,206              2,206              2,206
Other expense .............................................................              7,132              7,132              7,132
                                                                                    ----------         ----------         ----------
         Net income before tax expense ....................................              4,828              4,828              4,828
Income tax expense ........................................................              1,497              1,497              1,497
                                                                                    ----------         ----------         ----------
         Net income .......................................................         $    3,331         $    3,331         $    3,331
                                                                                    ==========         ==========         ==========
Net income attributable to preferred shareholders (2) .....................                  -                190                570
                                                                                    ----------         ----------         ----------
Net income available to common shareholders ...............................         $    3,331         $    3,141         $    2,761
                                                                                    ==========         ==========         ==========
Earnings per common share - basic (3) .....................................               0.97               0.92               0.80
                                                                                    ==========         ==========         ==========
Earnings per common share - diluted (3) ...................................               0.91               0.86               0.76
                                                                                    ==========         ==========         ==========
Average basic common shares outstanding (3) ...............................          3,432,494          3,432,494          3,432,494
                                                                                    ==========         ==========         ==========
Average diluted common shares outstanding (3) .............................          3,652,016          3,652,016          3,652,016
                                                                                    ==========         ==========         ==========

(1) Funds received from issuance of preferred stock are assumed to be included in non-interest bearing cash. Subsequent deployment of the funds is anticipated but the timing is uncertain.
(2) The pro forma amounts include dividends paid on the preferred stock of $163 and $490 and net accretion and amortization of the discount and premium recorded at issuance of $27 and $80. The discount and premium are accreted and amortized using a constant effective yield method over a five year term, which is the expected life of the preferred stock upon issuance.
(3) Actual and pro forma per common share amounts and average amounts of common shares outstanding have been retroactively adjusted to reflect a 5% common stock dividend declared on November 20, 2008. No Assurances as to Issuance of Preferred Stock

Community First Bancorporation
Computation and Allocation of TARP Preferred Stock Discount and Premium As of September 30, 2008

Using Excel Goal Seeking

Amount of Senior TARP Funds Received ............................   9,000,000.00
Amount of Warrant TARP Funds Received (Liquidation Value) .......     450,000.00
Amount of Warrant TARP Funds Received (Cash Received Amount) ....           4.50


Discounted Cash Flow Model - Senior Preferred Stock

                                                            Cash Flow    Relative % to
                                               Incremental  Discounted at Total Fair
                                                Borrowing    Incremental   Value of    Allocated    Allocated Cash     Allocated
                                                (Discount)    Borrowing    Preferred  Redemption        Proceeds      (Discount)
  Year      Dividend Rate       Cash Flow          Rate          Rate        Stock      Amount          Received       Premium
  ----      -------------       ---------     ------------  ------------- ----------- ----------    --------------    -----------
   0                0.00%       9,000,000        12.00%
   1                5.00%        (450,000)                    (401,786)
   2                5.00%        (450,000)                    (358,737)
   3                5.00%        (450,000)                    (320,301)
   4                5.00%        (450,000)                    (285,983)
   5                5.00%        (450,000)                    (255,342)
   5                5.00%      (9,000,000)                  (5,106,842)
                                                            -----------

                                                            (6,728,991)     94.37%   8,918,100.00   (9,450,000.00)    (531,900.00)
                                                            -----------


Discounted Cash Flow Model - Warrant Preferred Stock

                                                            Cash Flow
                                               Incremental  Discounted at
                                                Borrowing    Incremental
                                                (Discount)    Borrowing
  Year      Dividend Rate       Cash Flow          Rate          Rate
  ----      -------------       ---------     ------------  -------------
   0                0.00%         450,000        12.00%
   1                9.00%         (40,500)                     (36,161)
   2                9.00%         (40,500)                     (32,286)
   3                9.00%         (40,500)                     (28,827)
   4                9.00%         (40,500)                     (25,738)
   5                9.00%         (40,500)                     (22,981)
   5                9.00%        (450,000)                    (255,342)
                                                             ---------

                                                              (401,336)      5.63%     531,900.00      449,995.50       81,904.50
                                                            ----------     ------   -------------  --------------     -----------

Total Fair Value of Preferred Stock                          7,130,327     100.00%   9,450,000.00   (9,000,004.50)    (449,995.50)
                                                            ==========     ======   =============  ==============     ============

Community First Bancorporation
Computation and Allocation of TARP Preferred Stock Discount and Premium As of September 30, 2008

Using Excel Goal Seeking

Amount of Senior TARP Funds Received .............................  3,000,000.00
Amount of Warrant TARP Funds Received (Liquidation Value) ........    150,000.00
Amount of Warrant TARP Funds Received (Cash Received Amount) .....          1.50


Discounted Cash Flow Model - Senior Preferred Stock

                                                            Cash Flow      Relative % to
                                               Incremental  Discounted at   Total Fair
                                                Borrowing    Incremental     Value of    Allocated    Allocated Cash     Allocated
                                                (Discount)    Borrowing      Preferred  Redemption        Proceeds      (Discount)
  Year      Dividend Rate       Cash Flow          Rate          Rate          Stock      Amount          Received       Premium
  ----      -------------       ---------     ------------  -------------   ----------- ----------    --------------    -----------
   0               0.00%       3,000,000          12.00%
   1               5.00%        (150,000)                  (133,929)
   2               5.00%        (150,000)                  (119,579)
   3               5.00%        (150,000)                  (106,767)
   4               5.00%        (150,000)                   (95,328)
   5               5.00%        (150,000)                   (85,114)
   5               5.00%      (3,000,000)                (1,702,281)
                                                        -----------

                                                         (2,242,997)         94.37%    2,972,700.00   (3,150,000.00)   (177,300.00)
                                                        -----------


Discounted Cash Flow Model - Warrant Preferred Stock

                                                             Cash Flow      Relative to
                                               Incremental  Discounted at   Total Fair
                                                Borrowing    Incremental     Value of    Allocated    Allocated Cash     Allocated
                                                (Discount)    Borrowing      Preferred  Redemption        Proceeds      (Discount)
  Year      Dividend Rate       Cash Flow          Rate          Rate          Stock      Amount          Received       Premium
  ----      -------------       ---------     ------------  -------------   ----------- ----------    --------------    -----------
   0               0.00%        150,000          12.00%
   1               9.00%        (13,500)                     (12,054)
   2               9.00%        (13,500)                     (10,762)
   3               9.00%        (13,500)                      (9,609)
   4               9.00%        (13,500)                      (8,579)
   5               9.00%        (13,500)                      (7,660)
   5               9.00%       (150,000)                     (85,114)
                                                            ---------

                                                              (133,779)        5.63%    177,300.00      149,998.50       27,301.50
                                                            -----------       ------   -----------   -------------     -----------

Total Fair Value of Preferred Stock                          2,376,776        100.00%  3,150,000.00  (3,000,001.50)    (149,998.50)
                                                            ==========        ======   ============  =============     ===========